Sub item 77I
LEGG MASON PARTNERS EQUITY TRUST
SUPPLEMENT DATED MAY 31, 2012
TO THE PROSPECTUSES DATED MARCH 31, 2012 OF
LEGG MASON BATTERYMARCH U.S. LARGE CAP EQUITY FUND
CLEARBRIDGE LARGE CAP GROWTH FUND


Effective August 1, 2012, Class R1 shares will be closed to new purchases.

The following amends anything to the contrary in the section of the Prospectus titled "Choosing a class of shares to buy" to the extent that such fund offers such classes:

When choosing between Class A and Class C shares, you should be aware that, generally speaking, the larger the size of your investment and the longer your investment horizon, the more likely it will be that Class C shares will not be as advantageous as Class A shares. The annual distribution and/or service fees on Class C shares may cost you more over the longer term than the front-end sales charge and service fees you would have paid for larger purchases of Class A shares. If you are eligible to purchase Class I shares, you should be aware that Class I shares are not subject to a front-end sales charge and generally have lower annual expenses than Class A or Class C shares.

More information about the fund's classes of shares is available through the Legg Mason funds' website.
You'll find detailed information about sales charges and ways you can qualify for reduced or waived sales charges, including:

The contingent deferred sales charges that apply to the redemption of Class B shares, Class C shares and certain Class A shares

The following amends anything to the contrary in the section of the Prospectus titled "Comparing the fund's classes" to the extent that such fund offers such classes:

Contingent deferred sales charge
Class A: 1.00% on purchases of $1 million or more if you redeem within 18 months of purchase (or within 12 months for shares purchased prior to August 1, 2012); waived for certain investors

The following amends anything to the contrary in the section of the Prospectus titled "Sales charges - Investments of $1 million or more"; the section of the SAI titled "Purchase of Shares" for each fund listed on Schedule A; and the section of the SAI titled "Additional Purchase and Redemption Information" for each fund listed on Schedule B:

You do not pay an initial sales charge when you buy $1,000,000 or more of Class A shares. However, if you redeem these Class A shares within 18 months of purchase (or within 12 months for shares purchased prior to August 1, 2012), you will pay a contingent deferred sales charge of 1.00%.